UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 19, 2022, ADC Therapeutics SA (the “Company”) announced that Jose “Pepe” Carmona has been appointed as the Company’s Chief Financial Officer. Jennifer Creel is leaving the Company to pursue other opportunities. Ms. Creel will serve as an advisor to the Company for a period of time to facilitate a smooth transition. Below are the biographical and other information required by Item 6.A. of Form 20-F with respect to Mr. Carmona:

Jose “Pepe” Carmona was appointed as our Chief Financial Officer in December 2022. From October 2020 to November 2022, Mr. Carmona served as Chief Financial Officer of Rubius Therapeutics, Inc. From May 2017 to September 2020, Mr. Carmona served as Chief Financial Officer of Radius Health, Inc. Prior to that, Mr. Carmona served as the Chief Financial Officer of Innocoll Holdings plc and its predecessor entity, Innocoll AG, and Chief Financial Officer of Alcon Europe, Middle East & Africa, a division of Novartis AG, and served in numerous financial management positions with increasing responsibility at Novartis. Mr. Carmona holds a B.S. in industrial civil engineering from Universidad Tecnica Federico Santa Maria and an M.B.A. from Columbia Business School. There are no family relationships between Mr. Carmona or any of our directors or executive officers.

The Company issued a press release in connection with Mr. Carmona’s appointment as Chief Financial Officer, which is attached hereto as Exhibit 99.1.

In addition, on December 15, 2022, Robert A. Schmidt informed the Company of his resignation as the Company’s Chief Accounting Officer, effective December 30, 2022.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256807, 333-267293 and 333-267295) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: December 19, 2022

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated December 19, 2022